August 28, 2025

Michael Martinez
Chief Financial Officer
Apollo IG Core Replacement, L.P.
9 West 57th Street, 41st Floor
New York, NY 10019

       Re: Apollo IG Core Replacement, L.P.
           Form 10-12G
           Filed August 1, 2025
           File No. 000-56768
Dear Michael Martinez:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10
General Overview, page 1

1. We note your disclosures that you have not yet commenced investment operations and activities and that you intend to begin investment operations in the next 12 months.
       Please revise this section to provide more detail regarding the steps that you need to take and an estimated proposed timeline for those steps over the next 12 months that will culminate with you beginning operations.
2. To help investors understand the fees and expenses that affect their distributions, please provide a table showing all potential fees and expenses from the General
       Partner, the Investment Manager, or their affiliates. Include any costs that might reduce the amounts investors receive monthly, annually, or upon withdrawal. Since the fees payable by Monthly and Annual Liquidity Interest are different, consider presenting the fees for each type of security in a separate column. August 28, 2025
Page 2
Investment Strategies, page 2

3. We note your discussion of the risk weighted returns for a number of your investment strategies, including the warehouse assets that you may invest in through your affiliate
       Atlas. For each strategy where you discuss historical risk adjusted performance of investments in the strategy, discuss the performance compared to the appropriate risk benchmarks.
4. We note that a number of your investment strategies are described as Investment
       Grade. Please clarify, for each strategy where you use this description, whether the individual assets, vehicles or borrowers are subject to investment rating by a
       Nationally Recognized Statistical Rating Organization (NRSRO). If the assets are not rated by a NRSRO, please clarify the standards that are applied to describe the assets as "investment grade" and clarify the entity that applies those standards.
High Conviction Investment Grade Credit, page 3

5. We note that one of your investment strategies, the High Conviction strategy, involves a concentration of investments in a smaller number of products. It states that the investments will be made based on "our high convictions ideas sourced across
       Apollo's Investment Grade Credit platform." Noting that both Apollo IG, the
       Investment Manager and General Partner are all newly formed, please clarify who will develop the High Conviction strategy and clarify the experience of those personnel in developing these types of strategies for other Apollo investment vehicles.
Liquidity, page 8

6. We note your disclosures that the liquidity management system and procedures are designed to ensure that you maintain an "appropriate" level of liquidity in your underlying funds. Please provide more details on how you intend to achieve this appropriate level of liquidity including a discussion of the role your withdrawal terms, limitations, experiences, and analyses will have on the types of liquid or illiquid assets you will invest in.
Withdrawals, page 11

7. Please clarify you will announce a suspension or limitation on withdrawals by filing a current report on 8-K.
Potential Conflicts of Interest, page 156

8. We note that this risk factor, and the ensuing sub-headed sections on the following 79 pages detail a number of instances where the interests of Apollo, the General Partner, the Investment Manager and those parties affiliates and related parties may have financial or business interests that conflict with those of your limited partners. Revise this risk factor to provide a brief description of the key types of potential conflicts, including conflicts caused by valuation, conflicts related to expenses charged by
       Apollo affiliated service providers, conflicts risking from co-investment by the fund and other Apollo investment vehicles. The presentation should assist investors in understanding the specific conflicts presented in the ensuing disclosure.
 August 28, 2025
Page 3
Strategic Relationship with Atlas, page 183

9. We note your disclosure here that Apollo has an ownership interest in Atlas. Please quantify and describe in more detail the structure of this ownership interest.
Calculation of Net Asset Value, page 244

10. You disclose here that "[t]he NAV of the Interests will be determined in accordance
       with the Investment Manager   s valuation policies, as amended from time
to time by
       the Investment Manager in its sole discretion." Please revise this section to indicate how you will inform investors of any changes to the NAV's valuation policies.
11. We note that this section presents "Valuation Guidelines" beginning on page 244.
       Please clarify whether the guidelines represent the Apollo and the Investment Manager's valuation policies referenced elsewhere in this section, as well
       as on pages 144, 204, 207 and 208. Investors must be able to understand the policies that will guide the Investment Manager in setting NAV.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Eric Envall at 202-551-3234 or Christian Windsor at 202-551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Matthew B. Goldstein